Exhibit 12.1

Global Partners LP
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Successor		Predecessor
	Nine Months	October 4	January 1
	Ended	through	through
	September 30,	December 31,	October 3,	Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Income before income taxes	$23,467	$10,394	$8,693	$17,309	$16,041	$5,986	$16,951

Interest expense and amortized fees	7,820	3,078	7,495	5,082	2,222	2,431	3,261

Interest portion of rental expense	892	233	603	579	493	530	773

Earnings	$32,179	$13,705	$16,791	$22,970	$18,756	$8,947	$20,985

Interest expense and amortized fees	$7,820	$3,078	$7,495	$5,082	$2,222	$2,431	$3,261

Interest portion of rental expense	892	233	603	579	493	530	773

Fixed charges	$8,712	$3,311	$8,098	$5,661	$2,715	$2,961	$4,034

Ratio or earnings to fixed charges	3.69	4.14	2.07	4.06	6.91	3.02	5.20